May 24, 2006

VIA EDGAR (with hard copy via courier)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Donald C. Hunt
Peggy Fisher

Re:	ASAT Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed May 5, 2006
File No. 333-131331

Dear Mr. Hunt and Ms. Fisher:

On behalf of ASAT Holdings Limited (“ASAT”), we are responding to the comments in your letter dated May 17, 2006. In this letter, we have repeated the Staff’s comments in italicized, bold type before ASAT’s response.

Exhibits

1.	Given (i) the second sentence under the heading “Assumptions” in Exhibit 5.1 and (ii) the final paragraph of Exhibit 5.2, please file updated opinions on the date you plan to go effective on the registration statement.

ASAT intends to file on May 26, 2006, via EDGAR, Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-131331) (the “Amendment No. 3”). Amendment No. 3 will be an exhibits only filing pursuant to which Exhibit 5.1 and Exhibit 5.2 would be refiled and dated the date of filing in response to the Staff’s comments. In addition, by a separate letter, ASAT is requesting that the Registration Statement be declared effective on May 26, 2006.

U.S. Securities and Exchange Commission

May 24, 2006

We are grateful for your assistance with this matter. Please address any comments or questions you may have with respect to the foregoing to Andrew D. Hoffman, Esq. at (650) 849-3240 or to the undersigned at (650) 324-4129.

Best regards,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Kathleen D. Rothman

Kathleen D. Rothman

cc:	Robert J. Gange
Kevin Kong
John A. Fore, Esq.